

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

<u>Via Email</u>
Richard H. Adams
Chief Financial Officer
Eagle Ford Oil and Gas Corporation
2951 Marina Bay Drive, Suite 130-369
League City, Texas 77573

> **Re: Eagle Ford Oil and Gas Corporation**
> **Form 8-K**
> **Filed November 10, 2011**
> **File No. 000-51656**

Dear Mr. Adams:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Ethan Horowitz

                Ethan Horowitz
                Branch Chief